Exhibit 21.1

FOXO Technologies Inc. Subsidiaries

Subsidiaries	Jurisdiction of Organization
FOXO Technologies Operating Company	Delaware
FOXO Labs Inc.	Delaware
FOXO Life, LLC	Delaware
Scientific Testing Partners, LLC	Delaware